Exhibit 15.1

<u>Consent of Independent Registered Public Accounting Firm</u>

The Board of Directors
Alcon, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-111145, 333-100746 and 333-86882) on Form S-8 of Alcon, Inc. of our reports dated March 17, 2008, with respect to the consolidated balance sheets of Alcon, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 20-F of Alcon, Inc. Our report refers to the implementation of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, *an interpretation of FASB Statement No. 109,* the implementation of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, and the implementation of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*.

/s/ KPMG LLP
KPMG LLP

Fort Worth, Texas
March 17, 2008